ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont, California 94539

August 11, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Matthew Crispino and Jan Woo

Re:	ACM Research, Inc.
Application for Withdrawal of Registration Statement on Form S-1
Filed May 26, 2020
File No. 333-238696

Ladies and Gentlemen:

ACM Research, Inc. (the “Company”) would like to thank the staff of the Securities and Exchange Commission (the “Commission”) for their timely review of the Company’s registration statement on Form S-1 (File No. 333-238696) filed with the Commission via EDGAR on May 26, 2020 (the “Registration Statement”).

The Company acknowledges the comments with respect to the Registration Statement set forth in the letter dated June 2, 2020 from the Commission to the Company, including the reference to Question 126.02 in the Securities Act Forms Compliance and Disclosure Interpretations. The Company continues to believe that the policy and rationale underlying the treatment of registration statements on Form S-8 for purposes of Question 126.02 also apply to the Registration Statement, which was intended to be used in circumstances in which a registration statement on Form S-8 was not available. The Company has determined, however, to withdraw the Registration Statement due to considerations of time and expense.

The Company requests that the Registration Statement, together with all exhibits thereto, be withdrawn, effective as of the date hereof, pursuant to Rule 477 under the Securities Act of 1933. The Company confirms that the Registration Statement has not been declared effective by the Commission and that no securities have been sold under the Registration Statement. In accordance with Rule 457(p) under the Securities Act of 1933, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for future registration statements.

Please do not hesitate to contact Mark L. Johnson of K&L Gates LLP at (617) 261-3260 if you have any questions regarding this matter.

Very truly yours,

ACM Research, Inc.

By:	/s/ Mark A. McKechnie
Chief Financial Officer

cc:	David H. Wang, Chief Executive Officer and President
Mark L. Johnson, K&L Gates LLP